Exhibit 99.2

[FORM OF NOTICE TO RECORD SHAREHOLDERS OTHER THAN NOMINEES]

HCSB FINANCIAL CORPORATION

NOTICE TO SHAREHOLDERS WHO ARE RECORD HOLDERS

Up to 23,384,301 Shares of Common Stock at $0.10 per Share

Enclosed for your consideration is a prospectus, dated [•], 2016 (the “Prospectus”), relating to the offering by HCSB Financial Corporation (the “Company”) of up to 23,384,301 shares of its common stock at $0.10 per share to its shareholders and employees and others in the Company’s community. This offering will terminate upon the earlier of the sale of all 23,384,301 shares of common stock or at 5:00 p.m., Eastern Standard time, on [•], 2016, unless the Company terminates it earlier or extends it up to an additional 30 days in its sole discretion.

If you would like to participate in this offering, you may do so by properly completing and signing the enclosed subscription agreement, including the Form W-9 (the “Subscription Agreement”), and returning the Subscription Agreement to the Company, along with payment in the amount of $0.10 times the number of shares you wish to purchase, by 5:00 p.m., Eastern Standard time, on [·], 2016. Payment for the subscription price may be made by check payable to the order of “HCSB Financial Corporation” or by wire transfer. Please contact Edward L. Loehr, Jr., our Chief Financial Officer, for wiring instructions. The Subscription Agreement and payment (if by check) should be mailed to:

HCSB Financial Corporation

Attn: Edward L. Loehr, Jr.

3460 Ralph Ellis Boulevard

Loris, South Carolina 29569

Your Subscription Agreement, together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [·], 2016. You will have no right to rescind your subscription after receipt of your payment of the subscription price.

Any questions or requests for assistance concerning this offering should be directed to Jan H. Hollar, our Chief Executive Officer, at (843) [__________] or at jhollar@horrycountystatebank.com.